FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic’s Application Development Platform Continues to Dominate the Japanese Market in License Sales

PRESS RELEASE

Magic’s Application Development Platform Continues to Dominate the Japanese Market in License Sales

Magic xpa leads the market for the third year in a row achieving over 40% market share according to the MIC Research Institute Ltd.

April 11, 2018, Or Yehuda, Israel - Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms and IT consulting services, announced today that, for the third consecutive year, Magic Software’s Magic xpa application development platform gained top market share in license sales in the Japanese market. According to the “Market Research for Next Generation Extra-Rapid Development Tools in 2018” published by MIC Research Institute Ltd., the Magic xpa Application Platform grew 2% achieving a 41% share of the Japanese market.

Magic Software has over 30 years of experience improving  productivity for IT teams developing and  deploying business applications. Through over 800 partners in Japan, business applications developed by Magic xpa have been introduced to over 40,000 companies and have been used in more than 300 types of business application software packages.

“This recognition of our market leadership confirms the quality and reliability of Magic Software’s Magic xpa application development platform,” stated Toshio Sato, President at Magic Software Japan. “Magic Software’s technology delivers on the promise of agile development, which requires ultra-fast development of quality software to adjust quickly to fast changing business processes.”

FY2017 Outlook
Magic Software Japan	41%
B	15%
C	6%
D	5%
Other	33%

MIC Research Institute Ltd

Established in 1991, MIC Research Institute has focused on marketing researches in the IT and Telecommunications industries. The company provides top-class knowledge resources in these fields in Japan.

 For more information visit: www.mic-r.co.jp

About Magic Software Enterprises

Magic Software Enterprises empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2018	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic’s Application Development Platform Continues to Dominate the Japanese Market in License Sales

Exhibit 10.1